

Mail Stop 3030

July 5, 2017

Steven V. Abramson
Chief Executive Officer
Universal Display Corporation
375 Phillips Boulevard
Ewing, New Jersey 08618

      Re: **Universal Display Corporation**
             Form 10-K for the fiscal year ended December 31, 2016
             Filed February 23, 2017
             Form 10-Q for Fiscal Quarter Ended March 31, 2017
             Filed May 4, 2017
             File No. 001-12031

Dear Mr. Abramson:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended March 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

1.   Please tell us the reasons that phosphorescent emitter demand was higher for developmental material sales. Also, tell us the reasons for the changes in gross margin percentage for developmental material sales, and why your discussion of gross margin percentage is limited to commercial material sales. Include in your response your analysis of whether these issues should be addressed your Form 10-Q.

Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any questions.


Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery


Justin W. Chairman, Esq.
Morgan, Lewis & Bockius LLP